Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

ANNOUNCEMENT

PROPOSED ACQUISITION OF INTEREST IN

MANCHESTER INTERNATIONAL HOLDINGS

UNLIMITED CORPORATION

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or the “Company”) (SEHK: 6883) (NASDAQ: MPEL), is pleased to announce that the Company, through its indirect subsidiary, MCE (Philippines) Investments Limited, and MCE (Philippines) Investments No.2 Corporation (together, the “Buyers”), have entered into an acquisition agreement with the Selling Shareholders on December 7, 2012 (the “Acquisition Agreement”), subject to certain conditions precedent, to purchase from the Selling Shareholders the Sales Shares, which represent an aggregate of 93.06% of the issued share capital of Manchester International Holdings Unlimited Corporation (“MIH”), a company whose shares are listed on the Philippines Stock Exchange (the “PSE”) (the “Proposed Acquisition”). At, or prior to, Completion, MIH will sell its operating Subsidiaries to the Selling Shareholders (or their affiliates). At Completion, the Buyers will pay the following cash amounts: (a) PhP200,000,000 (approximately US$4,900,000 or HK$37,940,000) to the Selling Shareholders; and (b) PhP1,059,000,000 (approximately US$25,945,500 or HK$200,892,300) on direction of the Selling Shareholders, to MIH in settlement of the liabilities of the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements. MIH will retain the Subsidiary Sale Amount post Completion. A total amount of PhP1,259,000,000 (approximately US$30,845,500 or HK$238,832,300) will be paid in connection with the Proposed Acquisition. Completion is subject to certain conditions precedent and is expected to take place on Completion Date.

INTRODUCTION

The Company is pleased to announce that the Buyers have entered into the Acquisition Agreement with the Selling Shareholders, subject to certain conditions precedent, to purchase from the Selling Shareholders the Sale Shares, which represent an aggregate of 93.06% of the issued share capital of MIH, a company whose shares are listed on the PSE. Completion is subject to certain conditions precedent and is expected to take place on the Completion Date.

SUMMARY OF THE PROPOSED ACQUISITION

Subject to certain conditions precedent, the Buyers have agreed to purchase and the Selling Shareholders have agreed to sell the Sale Shares, representing an aggregate of 93.06% of the issued share capital of MIH, of which 61.95% is owned by Interpharma and 31.11% is owned by Pharma. The Sale Shares held by Interpharma and Pharma represent different classes of ordinary shares, namely A class and B class Shares, which together make up 93.06% of MIH’s issued share capital. The remaining Shares of MIH are held by the public. At, or prior to, Completion, MIH will sell its operating Subsidiaries to the Selling Shareholders (or their affiliates). At Completion, the Buyers will pay the following cash amounts: (a) PhP200,000,000 (approximately US$4,900,000 or HK$37,940,000) to the Selling Shareholders; and (b) PhP1,059,000,000 (approximately US$25,945,500 or HK$200,892,300) on direction of the Selling Shareholders to MIH in settlement of the liabilities of the Selling Shareholders (or their affiliates) to MIH under the Subsidiary Sale Agreements. MIH will retain the Subsidiary Sale Amount post Completion. A total amount of PhP1,259,000,000 (approximately US$30,845,500 or HK$238,832,300) will be paid in connection with the Proposed Acquisition. The consideration for the Proposed Acquisition was determined after arm’s length negotiation between the parties.

Completion is conditional upon certain conditions being fulfilled or waived by the parties, including, among others (a) the execution of each of the Subsidiary Sale Agreements; (b) PSE grants written approval for the Proposed Acquisition to be conducted by way of a special block transfer on the PSE; (c) no Material Adverse Change occurs or becomes apparent between the date of the Acquisition Agreement and Completion; and (d) representations and warranties of the Selling Shareholders are true and correct at all times up to the Completion Date. The conditions precedent for the benefit of the Buyers can be waived by the Buyers in writing and the conditions precedent for the benefit of the Selling Shareholders can be waived by the Selling Shareholders in writing.

The Acquisition Agreement is interdependent with the Subsidiary Sale Agreements. If completion has not occurred, or does not occur, under each of the Subsidiary Sale Agreements on or prior to the Completion Date, then Completion will not occur under the Acquisition Agreement and the Acquisition Agreement will be deemed to be terminated.

Upon Completion, the Company currently intends to manage and operate its Philippines businesses through MIH. The Company’s Philippines operations may, among others, include its Philippines project, a casino, hotel, retail and entertainment complex as referred to in the Company’s announcement dated October 25, 2012, subject to its completion.

ABOUT MELCO CROWN ENTERTAINMENT LIMITED

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (Nasdaq: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-chairman, an executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by executive chairman Mr. James Packer, who is also Co-chairman and a non-executive Director of Melco Crown Entertainment.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

DEFINITIONS

Buyers	:	MCE Philippines and MCE Investments No.2

Completion	:	settlement of the sale and purchase of the Sale Shares in accordance with the Acquisition Agreement

Completion Date	:	the business day after the PSE grants written approval to the Proposed Acquisition to be conducted by way of a special block transfer on the PSE

Interpharma	:	Interpharma Holdings & Management Corporation, a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines

Interphil	:	Interphil Laboratories, Inc, a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, being one of the two wholly-owned subsidiaries of MIH prior to the Subsidiary Sale

Lancashire	:	Lancashire Realty Holding Corporation, a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, being one of the two wholly-owned subsidiaries of MIH prior to the Subsidiary Sale

Material Adverse Change		A matter, event or circumstance that occurs, is announced or becomes known to the Selling Shareholders or MIH (whether or not it becomes public) prior to Completion where that matter, event or circumstance has, has had, or could reasonably be expected to have, individually or when aggregated with all such matters, events or circumstances:

(a) a 10% or greater decrease in the aggregate net book value of the Subsidiaries; or

(b) a material adverse effect on the business, assets, liabilities or financial position, profitability or prospects of MIH

MCE Investments No.2	:	MCE (Philippines) Investments No.2 Corporation, a company duly organized and existing under and by virtue of the laws of the Republic of Philippines and will be indirectly owned as to 40% by the Company upon Completion

MCE Philippines	:	MCE (Philippines) Investments Limited, a corporation duly organized and existing under and by virtue of the laws of the British Virgin Islands, an indirect subsidiary of the Company

MIH	:	Manchester International Holdings Unlimited Corporation, a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, and whose Shares are listed on the PSE under the ticker codes “MIH” and “MIHB”.

Pharma	:	Pharma Industries Holdings Limited, a corporation duly organized and existing under and by virtue of the laws of the British Virgin Islands

PSE	:	Philippines Stock Exchange

Sale Shares	:	the 255,270,156 A class shares of MIH held by Interpharma and 128,211,204 B class shares of MIH held by Pharma

Selling Shareholders		Interpharma and Pharma

Share	:	an A class share or a B class share of MIH, which carry the rights and obligations set out in the articles of incorporation of MIH

Subsidiaries	:	Interphil and Lancashire

Subsidiary Sale	:	the sale of all of MIH’s shares in each of the Subsidiaries to the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements

Subsidiary Sale Agreements	:	the deeds of assignment dated on or around the date of the Acquisition Agreement between the Selling Shareholders (or their affiliates) and MIH

Subsidiary Sale Amount	:	PhP1,059,000,000 (approximately US$25,945,500 or HK$200,892,300)

By Order of the Board of
Melco Crown Entertainment Limited
Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Hong Kong, December 7, 2012

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.